UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile, May 22, 2014 – Sociedad Química y Minera de Chile S.A. (SQM), informs that on May 22, 2014 it held its first quarter 2014 earnings conference call. The following items were discussed by executive management as part of the conference call:

On Tuesday evening, we posted our results for the first quarter of 2014. Earnings for this period reached US$81.0 million, lower than the first quarter of 2013. Revenues totaled US$534.1 million.

As we mentioned in our press release, these lower results are a consequence of declined prices in our major business lines compared to the first quarter of 2013. Despite these price decreases, we have been able to increase efficiencies and reduce costs company-wide, and for this reason gross profit slightly increased when comparing the first quarter of 2014 to the third and fourth quarters of 2013. We believe that these increased efficiencies will lead to about US$60 million in savings per year, and we will continue to work to further improve these cost savings.

We expect sales volumes in the Potassium and Specialty Plant Nutrition business lines during 2014 to exceed sales volumes seen during 2013 by approximately 15%. We expect margins in the potassium chloride business line in 2014 to be similar to margins seen during the first quarter of 2014.

As seen in previous years, SPN volumes are higher in the first quarter than the average of the other quarters of the year. We sell SPN products in more than 100 countries through our developed distribution network, and this diversification protects from any weather conditions in a one specific geographical market. During recent quarters we have confirmed that prices in the SPN business line are less volatile than potassium chloride; in recent months, some price recovery in the SPN business line has been seen. SOP volumes increased resulting from a shortage of the product availability in the market.

During 2014, we also expect to recover some volumes in the lithium business line. We will continue to monitor our competitors, particularly RB Energy in Canada, whose operations are in the start-up process. However, demand in the lithium market continues to be strong, and will allow for some growth in the supply of lithium. Our margins for the remainder of 2014 should be similar to margins seen during the first quarter of the year.

In the iodine market, prices decreased as a result of strong competition. Volumes during the beginning of 2014 were lower than volumes seen during the first quarter of 2013, a record quarter, and were similar and even slightly higher, than volumes seen during the second, third and fourth quarters of last year. Our strategy is to return to our long-term market share of close to 30%, considering that SQM is one of the lowest cost producers, with sustainable production capacity. Prices during the first quarter were US$40-US$45 and prices going forward will be a result of supply and demand. We believe prices could erode more during the remainder of 2014.

As the Company announced on Tuesday evening, we agreed with CORFO to enter into an arbitration process regarding the methodology used to calculate payments made by SQM to CORFO within the terms of the lease agreement in the Salar de Atacama. CORFO estimates a difference in payments of close to US$9 million and our position is that we have made the appropriate payments.

I will close by saying that 2014 will be a transitional year for SQM, but we will continue to manage the company with a focus on the long-term and remain focused on maximizing shareholder value.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 22, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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